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                            April 10, 2024

       Elvis Diao
       President
       Kioni Holdings Ltd
       114 Lavender Street, #08-72 CT Hub 2
       Singapore 338729

                                                        Re: Kioni Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 27,
2024
                                                            File No. 333-277004

       Dear Elvis Diao:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 8, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 27,
2024

       Prospectus Summary, page 1

   1. We note your revisions in response to prior comment 1. Please also disclose Mr. Diao's controlling interest in
the prospectus summary and acknowledge that he will have the ability to determine
the outcome of matters requiring shareholder approval.
       Risk Factors
       Risks Related to Our Business
       Because we primarily rely on third party consultants and specialized service providers..., page 5

   2. We note your response to prior comment 4. Please further revise this risk factor to acknowledge that you
have entered into agreements with two third party suppliers, and disclose the term of
each agreement and any early termination provisions. For example, we note that Section
7.2 of the Technical Service Agreement filed as Exhibit 10.1
 Elvis Diao
Kioni Holdings Ltd
April 10, 2024
Page 2
         provides Arpa Infinity Limited the right to terminate the agreement at any time with thirty days' written notice to you.
We cannot guarantee future customers..., page 5

3. In light of your response to prior comment 8, please revise this risk factor to acknowledge that you are dependent upon the two customers with whom you have entered into one-year contracts.
Dilution, page 11

4. It appears you have not accounted for offering costs in the after offering net tangible book value, which would lower the amount of net offering proceeds and net tangible book value. Please revise to include the $10,000 in your calculations that is disclosed on page
         II-1, or otherwise advise.
Certain Relationships and Related Transactions, page 22

5. We note your revised disclosure responsive to prior comment 11. Please revise to clarify whether there is any amount outstanding under the $10,000 loan facility provided by Mr.
         Diao as of the latest practicable date and file the related agreement as an exhibit to the registration statement. Refer to Items 404(d), 404(a)(3), and 404(a)(5) of Regulation S-K.
Item 16. Exhibits
Exhibit 23.2 Consent of Olayinka Oyebola & Co., Chartered Accountants, page
II-2

6. We read your response to prior comment 17 but note the auditor's consent does not include a statement acknowledging the reference of their name as an expert in accounting and auditing on page 26 of the filing. Please obtain a revised consent that includes such statement in accordance with Rule 436 of Regulation C.
       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameElvis Diao                                   Sincerely,
Comapany NameKioni Holdings Ltd
                                                               Division of
Corporation Finance
April 10, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName